Exhibit 21.1

SUBSIDIARIES OF
MARTIN MIDSTREAM PARTNERS L.P.

Subsidiary	Jurisdiction of Organization

Martin Operating GP LLC	Delaware

Martin Operating Partnership L.P.	Delaware

Martin Midstream Finance Corp	Delaware

Prism Gas Systems GP, L.L.C.	Texas

Prism Gas Systems I, L.P.	Texas

McLeod Gas Gathering and Processing Company, L.L.C.	Louisiana

Prism Gulf Coast Systems, L.L.C.	Texas

Woodlawn Pipeline Co., Inc.	Texas

Prism Liquids Pipeline LLC	Texas